UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)

TELEFÓNICA, S.A.

(Name of Issuer)

Ordinary Shares, nominal value 1.00 euro per share

(Title of Class of Securities)

879382208*

(CUSIP Number)

CRITERIA CAIXA, S.A.U. Avenida Diagonal, 621 08028, Barcelona, Spain Attn: Adolfo Feijóo Rey General Counsel Tel: +34 93 409 21 21

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 879382208*

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CRITERIA CAIXA, S.A.U.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 566,698,627 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 566,698,627 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,698,627 Ordinary Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%** (See Item 5)
14	TYPE OF REPORTING PERSON CO

* The CUSIP number is for the American Depositary Shares, each representing one Ordinary Share. No CUSIP number exists for the underlying Ordinary Shares.

** This calculation is rounded up to the nearest tenth from 9.99% and is based on 5,670,161,554 Ordinary Shares outstanding as disclosed in Telefónica’s corporate website on the date hereof.

Page 2 of 8 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by CRITERIA CAIXA, S.A.U., a sociedad anónima unipersonal incorporated under the laws of Spain (“Criteria Caixa” or the “Reporting Person”) with the U.S. Securities and Exchange Commission on April 12, 2024 (the “Initial Statement” and the Initial Statement as amended and supplemented, the “Schedule 13D”) relating to the beneficial ownership of Ordinary Shares, nominal value 1.00 euro per share (the “Ordinary Shares”), of Telefónica, S.A., a sociedad anónima incorporated under the laws of Spain (“Telefónica” or the “Issuer”).

This Amendment No. 1 is being filed to report the following events in connection with the matters disclosed herein:

a.	the entry by Criteria Caixa and the Dealer into the A&R SPA, amending and restating the Original SPA (each such term as defined below); and

b.	the acquisition by Criteria Caixa of beneficial ownership of an additional 278.8 million Ordinary Shares pursuant to the A&R SPA.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

Criteria Caixa acquired the Ordinary Shares reported in this Schedule 13D as a result of the Prior Purchases, the Original SPA and the A&R SPA (each such term as defined below).

Between December 27, 2017 and April 4, 2024, Criteria Caixa acquired 196,425,060 Ordinary Shares from various holders in the open market and in over-the-counter transactions (collectively, the “Prior Purchases”). The aggregate purchase price of such Ordinary Shares was approximately €1,013,328,705, which Criteria Caixa funded from its working capital.

On April 5, 2024, Criteria Caixa entered into a Share Purchase Agreement (the “Original SPA”) with Goldman Sachs International (the “Dealer”) to purchase an aggregate of 91.5 million Ordinary Shares (the “Original Sold Shares”). The Dealer sold the Original Sold Shares to Criteria Caixa on the date of the Original SPA in exchange for payment of an initial price of €3.977 per Original Share (or €363,895,500 in the aggregate) (the “First Share Sale Price”) based on the last closing price of the Ordinary Shares prior to execution of the Original SPA, which Criteria Caixa funded from its working capital. On June 27, 2024, Criteria Caixa and the Dealer entered into an Amended and Restated Share Purchase Agreement (the “A&R SPA”), amending and restating the Original SPA. Pursuant to the A&R SPA, the Dealer sold an additional 278.8 million Ordinary Shares (the “Additional Sold Shares”, and the Additional Sold Shares together with the Original Sold Shares, the “Number of Shares”) to Criteria Caixa on the date of the A&R SPA in exchange for payment of an initial price of €3.993 per Additional Sold Share (or €1,113,142,853 in the aggregate) (the “Second Share Sale Price”) based on the last closing price of the Ordinary Shares prior to execution of the A&R SPA, which Criteria Caixa funded from its working capital.

The A&R SPA amends the terms of the Original SPA to provide that the final price per Ordinary Share (the “Benchmark Price”) for the Number of Shares will generally be based on the daily volume-weighted average price of the Ordinary Shares during the calculation period of the A&R SPA minus a discount, with such Benchmark Price subject to adjustment pursuant to the terms and conditions of the A&R SPA and not to exceed an agreed cap price. At final settlement of the transactions under the A&R SPA, which is expected to occur no later than the second quarter of 2025, with respect to each of the Number of Shares (i) if the Benchmark Price exceeds the Initial Price (as defined below), Criteria Caixa will pay such excess to the Dealer, and (ii) if the Initial Price exceeds the Benchmark Price, the Dealer will pay such excess to Criteria Caixa. The “Initial Price” is equal to approximately €3.952, representing an amount in euro equal to ((Original Sold Shares × €3.827) + (Additional Sold Shares × Second Share Sale Price)) / Number of Shares, subject to adjustment pursuant to the terms and conditions of the A&R SPA. Criteria Caixa’s payment obligations under the A&R SPA are expected to be funded from its working capital.

Page 3 of 8 Pages

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Criteria Caixa acquired the Ordinary Shares described in this Schedule 13D for investment purposes. Criteria Caixa’s investment policy focuses on companies with an attractive dividend policy, which dividends are used to fund ”la Caixa” Foundation’s welfare projects. Criteria Caixa’s investment in Telefónica has historically served such purpose, having yielded to Criteria Caixa a total of €42 million in dividends in 2023. Criteria Caixa believes that its further investment in Telefónica through the transactions described in this Schedule 13D will continue to support Criteria Caixa’s key priority to provide the funding that allows ”la Caixa” Foundation to carry out its welfare projects.

As a target, Criteria Caixa intends to reach a maximum of 10.01% of Telefónica’s share capital by acquiring additional Ordinary Shares when the administrative authorizations required for the acquisition of an indirect stake equal to or greater than 10.0% in certain regulated subsidiaries of Telefónica have been obtained. Criteria Caixa may further review its investment in Telefónica and have discussions with representatives of Telefónica and/or other stockholders of Telefónica from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Mr. Isidro Fainé Casas, director and non-executive Chairman of Criteria Caixa, currently serves as a director and non-executive Vice-Chairman of Telefónica’s board of directors and executive committee and therefore will engage in regular discussions with Telefónica’s board of directors and management as part of his duties as a director. Mr. Fainé was formerly appointed as a proprietary director (consejero dominical) of Telefónica representing CaixaBank, S.A. On April 12, 2024, the ordinary shareholders’ meeting of Telefónica appointed Mr. Fainé as a proprietary director (consejero dominical) of Telefónica representing Criteria Caixa for a term expiring on April 12, 2028. Criteria Caixa supported such proposal.

The review, discussions, actions or steps Criteria Caixa may take in respect of Telefónica may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below. In particular, Criteria Caixa, as a holding company that manages a diversified asset portfolio focusing on strategic sectors through the acquisition of significant stakes in key companies and real estate assets, may make additional acquisitions of Ordinary Shares from time to time in the future. Additionally, Criteria Caixa specifically reserves the right to propose changes in the board of directors or management of Telefónica, to purchase or sell, or to cause its affiliates to purchase or sell, Ordinary Shares and/or other equity, debt, notes or other securities of Telefónica, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or Telefónica (collectively, “Securities”), to engage in short selling or any hedging or similar transaction with respect to the Securities, to consider, propose or otherwise engage in one or more of the actions described in this Schedule 13D, or to change its intentions with respect to any and all matters referred to in this Item 4, although Criteria Caixa does not have any present plans or proposals that would result in a change of control of Telefónica. Any action or actions Criteria Caixa might undertake in respect of Securities will be dependent upon Criteria Caixa’s review of numerous factors, including, among other things, the outcome of any discussions referenced above; actions taken by Telefónica’s board of directors and management; the price level and liquidity of the Securities; general market and economic conditions; ongoing evaluation of Telefónica’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except to the extent set forth above, or in any other Item hereof, neither Criteria Caixa, nor to its knowledge, Mr. Fainé (other than in his capacity as a director and non-executive Vice-Chairman of Telefónica’s board of directors and executive committee), Criteria Caixa’s sole shareholder, ”la Caixa” Foundation, or any of the other persons set forth in Schedule A hereto, has any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of Telefónica;

(b)	An extraordinary corporate transaction involving Telefónica or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c)	A sale or transfer of a material amount of assets of Telefónica or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Telefónica, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Page 4 of 8 Pages

(e)	Any material change in the present capitalization or dividend policy of Telefónica;

(f)	Any other material change in Telefónica’s business or corporate structure;

(g)	Changes in Telefónica’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Telefónica by any person;

(h)	Causing a class of securities of Telefónica to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Telefónica becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated to read as follows:

(a)	Telefónica had 5,670,161,554 Ordinary Shares outstanding as disclosed in Telefónica’s corporate website on the date hereof. Criteria Caixa beneficially owned 566,698,627 Ordinary Shares, representing approximately 10.0% (rounded up to the nearest tenth from 9.99%) of the total outstanding Ordinary Shares as of the date hereof.

Mr. Fainé, director and non-executive Chairman of Criteria Caixa and director and non-executive Vice-Chairman of Telefónica’s board of directors and executive committee, beneficially owned 734,461 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.013%) of the total outstanding Ordinary Shares as of the date hereof.

Mr. Javier Godó Muntañola, director and Second Deputy Chairman of Criteria Caixa, beneficially owned 293 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.000005%) of the total outstanding Ordinary Shares as of the date hereof.

Mr. Enrique Alcántara-García Irazoqui, director of Criteria Caixa, beneficially owned 74,473 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.001%) of the total outstanding Ordinary Shares as of the date hereof.

Mr. José Antonio Asiáin Ayala, director of Criteria Caixa, beneficially owned 18,563 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.0003%) of the total outstanding Ordinary Shares as of the date hereof.

Mr. Marcos Contreras Manrique, director of Criteria Caixa, beneficially owned 472 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.00001%) of the total outstanding Ordinary Shares as of the date hereof.

Ms. Isabel Estapé Tous, director of Criteria Caixa, beneficially owned 67,700 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.001%) of the total outstanding Ordinary Shares as of the date hereof.

Mr. Juan Manuel Negro Balbás, director of Criteria Caixa, beneficially owned 8,723 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.0002%) of the total outstanding Ordinary Shares as of the date hereof.

Ms. María Asunción Ortega Enciso, director of Criteria Caixa, beneficially owned 16 Ordinary Shares, representing approximately 0.0% (rounded off to the nearest tenth from 0.0000003%) of the total outstanding Ordinary Shares as of the date hereof.

Except as described herein, to the knowledge of Criteria Caixa, the persons set forth in Schedule A hereto do not beneficially own any Ordinary Shares as of the date hereof.

Page 5 of 8 Pages

(b)	Criteria Caixa may be deemed to have sole voting and dispositive power with respect to an aggregate of 566,698,627 Ordinary Shares that it directly owns. The responses of Criteria Caixa to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.

Mr. Fainé may be deemed to have sole voting and dispositive power with respect to an aggregate of 734,461 Ordinary Shares that he directly owns.

Mr. Godó may be deemed to have sole voting and dispositive power with respect to an aggregate of 293 Ordinary Shares that he directly owns.

Mr. Alcántara-García may be deemed to have sole voting and dispositive power with respect to an aggregate of 74,473 Ordinary Shares that he directly owns.

Mr. Asiáin may be deemed to have sole voting and dispositive power with respect to an aggregate of 18,563 Ordinary Shares that he directly owns.

Mr. Contreras may be deemed to have sole voting and dispositive power with respect to an aggregate of 472 Ordinary Shares that he directly owns.

Ms. Estapé may be deemed to have sole voting and dispositive power with respect to an aggregate of 67,700 Ordinary Shares that she directly owns.

Mr. Negro may be deemed to have sole voting and dispositive power with respect to an aggregate of 8,723 Ordinary Shares that he directly owns.

Ms. Ortega may be deemed to have sole voting and dispositive power with respect to an aggregate of 16 Ordinary Shares that she directly owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On April 5, 2024, Criteria Caixa entered into the Original SPA with the Dealer to purchase the Original Sold Shares. The Dealer sold the Original Sold Shares to Criteria Caixa on the date of the Original SPA in exchange for payment of the First Share Sale Price. On June 27, 2024, Criteria Caixa and the Dealer entered into the A&R SPA, amending and restating the Original SPA. Pursuant to the A&R SPA, the Dealer sold the Additional Sold Shares to Criteria Caixa on the date of the A&R SPA in exchange for payment of the Second Share Sale Price.

The A&R SPA amends the terms of the Original SPA to provide that the Benchmark Price for the Number of Shares will generally be based on the daily volume-weighted average price of the Ordinary Shares during the calculation period of the A&R SPA minus a discount, with such Benchmark Price subject to adjustment pursuant to the terms and conditions of the A&R SPA and not to exceed an agreed cap price. At final settlement of the transactions under the A&R SPA, which is expected to occur no later than the second quarter of 2025, with respect to each of the Number of Shares (i) if the Benchmark Price exceeds the Initial Price, Criteria Caixa will pay such excess to the Dealer, and (ii) if the Initial Price exceeds the Benchmark Price, the Dealer will pay such excess to Criteria Caixa.

The foregoing description of the Original SPA and the A&R SPA does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Page 6 of 8 Pages

Except as described above or elsewhere in this Schedule 13D, neither Criteria Caixa, nor to its knowledge, any of the persons set forth in Schedule A hereto, has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Telefónica.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit No.	Description
99.1	Original SPA between Criteria Caixa and the Dealer, dated April 5, 2024 (incorporated by reference to Exhibit 99.1 to the Initial Statement).
99.2	A&R SPA between Criteria Caixa and the Dealer, dated June 27, 2024

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024	CRITERIA CAIXA, S.A.U.

	By:	/s/ Ángel Simón Grimaldos
Name: Ángel Simón Grimaldos
Title: Chief Executive Officer

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